Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)
Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: After you vote online at www.voteproxyonline.com using your control number. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login For details go to www.tsxtrust.com/consent-to-electronic-delivery For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-866-600-5869 Email: tsxtis@tmx.com Investor inSite TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://www.tsxtrust.com/t/investor- hub/forms/investor-insite-registration and complete the registration form VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 Galaxy Digital Holdings Ltd. (the “Company”) Special Meeting May 9, 2025 at 10:00 a.m. (Eastern Daylight Time) 300 Vesey Street, New York City, New York, 10282, United States https://virtual-meetings.tsxtrust.com/1791 Password: galaxy2025 (the “Meeting”)

TMX TSX TRUST

FORM OF PROXY ("PROXY")

Galaxy Digital Holdings Ltd.
(the "Company")

Special Meeting
May 9, 2025 at 10:00 a.m. (Eastern Daylight Time)
300 Vesey Street, New York City, New York, 10282, United States
https://virtual-meetings.tsxtrust.com/1791 Password: galaxy2025

CONTROL NUMBER:

SECURITY CLASS: Ordinary Shares RECORD DATE: April 7, 2025 FILING DEADLINE FOR PROXY: May 7, 2025 at 10:00 a.m. (Eastern Daylight Time)

APPOINTEES

The undersigned hereby appoints **Francesca Don Angelo**, whom failing **Andrew Siegel**, or failing both of them **Michael Novogratz** (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED** TEXT ABOVE THE BOXES

Resolution	FOR	AGAINST	WITHHOLD
1. Redomicile and Reorganization Resolution Approval by special resolution of the reorganization and domestication of the Company, as set out in Appendix "1" of the accompanying management information circular (the "Circular") and as more particularly described therein.	☐	☐	☐
2. Share Issuance Resolution Approval by ordinary resolution of the issuance of up to 500 million Class B Common Stock of the post-reorganization and domestication entity to the current holders of Class B limited partnership units of Galaxy Digital Holdings LP, as set out in Appendix "1" of the Circular and as more particularly described therein.	☐	☐	☐
3. Adjourment Resolution Approval by ordinary resolution of the adjournment of the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the Company that more time is necessary or appropriate such that one or more resolutions at the Meeting be approved and adopted in all respects, as set out in Appendix "1" of the Circular.	☐	☐	☐

4. Declaration of Non-U.S. Status — YES / NO

For the purpose of determining the aggregate number of votes that U.S. holders are entitled to cast, the undersigned certifies that:

	YES	NO
i) is not a U.S. resident; and	☐	☐
ii) to the extent that it holds shares of the Company for the account or benefit of any other person, such person is not a U.S. resident.	☐	☐

IF YOU DO NOT HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER PERSON, PLEASE ALSO CHECK THE "YES" BOX IN 4(ii) ABOVE. IF YOU DO NOT COMPLETE THIS DECLARATION OF NON-U.S. STATUS OR IF IT IS DETERMINED BY THE DIRECTORS OF THE COMPANY, IN THEIR ABSOLUTE DISCRETION, THAT YOU INCORRECTLY COMPLETED THIS DECLARATION (THROUGH INADVERTENCE OR OTHERWISE), IT WILL BE DEEMED THAT (A) YOU ARE A U.S. RESIDENT OR (B) TO THE EXTENT THAT YOU HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER PERSON, SUCH PERSON IS A U.S. RESIDENT. IF YOU CHECKED THE "NO" BOX IN 4(ii) ABOVE INDICATING THAT YOU HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER PERSON THAT IS A U.S. RESIDENT, IT IS IMPORTANT THAT YOU ALSO COMPLETE, SIGN AND MAIL (USING THE RETURN ENVELOPE PROVIDED TO YOU) THE ADDITIONAL PAPER FORM OF DECLARATION OF BENEFICIAL OWNERSHIP (THE "BENEFICIAL OWNERSHIP DECLARATION") THAT HAS BEEN SENT TO YOU WITH THE MEETING MATERIALS. IF YOU DO NOT COMPLETE, SIGN AND MAIL THE BENEFICIAL OWNERSHIP DECLARATION, OR IF IT IS DETERMINED BY THE DIRECTORS OF THE COMPANY, IN THEIR ABSOLUTE DISCRETION, THAT YOU INCORRECTLY COMPLETED THE BENEFICIAL OWNERSHIP DECLARATION (THROUGH INADVERTENCE OR OTHERWISE), IT WILL BE DEEMED THAT ALL SHARES HELD BY YOU ARE HELD FOR THE ACCOUNT OR BENEFIT OF A PERSON THAT IS A U.S. RESIDENT. IF YOU CHECKED THE "YES" BOX IN 4(ii) ABOVE, YOU DO NOT NEED TO COMPLETE BENEFICIAL OWNERSHIP DECLARATION.

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*